Exhibit 99.1

SECOND AMENDMENT TO THE ON-RACK SALES AND PURCHASE AGREEMENT

This SECOND AMENDMENT (this “Second Amendment”), dated as of _________, 2026 (the “Effective Date”), further amends that certain On-Rack Sales and Purchase Agreement dated November 3, 2025 (the “Original Agreement”), as amended by that certain Amendment to the On-Rack Sales and Purchase Agreement dated January 9, 2026 (the “First Amendment”, and together with the Original Agreement, the “Agreement”), by and between NIP Group Inc. (the “Purchaser”) and the Persons listed in Section 1.1 of Schedule A thereto (the “Sellers”). Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

RECITALS

WHEREAS, the Purchaser and the Sellers entered into the Original Agreement pursuant to which the Purchaser agrees to purchase the Purchased Assets and engage Cloud Mining Services on the terms set forth therein;

WHEREAS, pursuant to the First Amendment, the Parties agreed, inter alia, that (a) the consideration for the Purchased Assets of each Seller shall be in the form of unlisted interest-free convertible notes (the “Notes”) and (b) the consideration for the Cloud Mining Services of each Seller shall be in the form of Class A Ordinary Shares (the “Issued Shares”), and made certain other amendments to the Original Agreement;

WHEREAS, as permitted by Section 8(a) of the First Amendment, the Closing with respect to the Cloud Mining Services and the Purchased Assets took place separately, and the Closing with respect to the Cloud Mining Services occurred on January 9, 2026 (the “CMS Closing Date”), and the Issued Shares have been duly issued to the applicable Sellers;

WHEREAS, the Parties now desire to further amend the Agreement, and this Second Amendment shall be binding on all Parties to the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants herein and intending to be legally bound, the Parties agree as follows:

Section 1. Definitions.

(a)	The following definition shall be added to Clause 1.1 of the Agreement:

“Product Shares” of a Seller means a number of Class A Ordinary Shares equal to the product of Consideration Shares per T multiplied by the Product Hashrate of such Seller (rounded to the nearest whole share).

(b)	The following definition in Clause 1.1 of the Agreement (as amended by Section 1(b) of the First Amendment) shall be deleted in its entirety and replaced with the following:

“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Hosting Service Agreements, the Cloud Mining Services Agreements, and any other agreement, document, certificate or writing delivered in connection with this Agreement, each as may be amended from time to time.

(c)	The “Long Stop Date” as defined in the Agreement (as amended by Section 1(c) of the First Amendment) shall be further changed to July 31, 2026.

Section 2. Closing Deliverables.

(a)	The following closing deliverable of the Purchaser shall be added to Clause 2.3(a) of the Agreement:

“the Product Shares of such Seller in the name of such Seller, as evidenced by a copy of relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Product Shares;”

(b)	The additional closing deliverable of the Purchaser added to Clause 2.3(a) of the Agreement pursuant to Section 2(b) of the First Amendment (relating to the delivery of an original executed Note in the principal amount of the Product Purchase Price of such Seller issued to such Seller) is hereby deleted in its entirety.

Section 3. Consideration. Clauses 3.1 and 3.2 of the Agreement (as amended by Section 3 of the First Amendment) shall be deleted in their entirety and replaced with the following:

“3.1 The aggregate consideration for the Purchased Assets of a Seller in connection with the Proposed Transaction as set forth in this Clause 3 shall be the Product Shares of such Seller, and the aggregate consideration for the Cloud Mining Services of a Seller in connection with the Proposed Transaction shall be the Issued Shares of such Seller, in each case to be issued to such Seller by the Purchaser as set forth in this Clause 3.

3.2 At the Closing, subject to each Seller’s fulfillment of its obligations under Clause 4,

(a)	in consideration of the Purchased Assets of such Seller, the Purchaser shall issue to such Seller, and such Seller shall subscribe for from the Purchaser, in a private placement transaction and in consideration of the Purchased Assets of such Seller, such Seller’s Product Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates); and

(b)	in consideration of the Cloud Mining Services of such Seller, the Purchaser shall issue to such Seller, and such Seller shall subscribe for from the Purchaser, in a private placement transaction and in consideration of the Cloud Mining Services of such Seller, such Seller’s Issued Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates). For purposes hereof, “Issued Shares” of a Seller shall mean a number of Class A Ordinary Shares equal to the product of Consideration Shares per T multiplied by the Service Hashrate of such Seller (rounded to the nearest whole share).

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“Consideration Shares” mean, collectively, the Product Shares and the Issued Shares.”

Section 4. Representations and Warranties. The additional representation and warranty added before Clause 6.1(v) of the Agreement pursuant to Section 4 of the First Amendment (relating to the ranking of the Notes) is hereby deleted in its entirety.

Section 5. Covenants. The additional covenant added as Clause 6.8 of the Agreement pursuant to Section 5 of the First Amendment (relating to the Conversion Price of the Notes) is hereby deleted in its entirety.

Section 6. Kazakhstan Transaction Steps.

(a)	Section 8(b) of the First Amendment and Clauses 3.1-3.4 of the Exhibit A shall be amended such that all references to (i) the “relevant Note” and “KZ Note” shall be replaced with references to the relevant “Product Shares” to be issued by the Purchaser to Prosperity Oak as consideration for the KZ Purchased Assets, and (ii) the “convertible bonds / note” shall be replaced with “Product Shares”, in each case, mutatis mutandis.

(b)	For the avoidance of doubt, at the Closing, upon the completion of the Closing KZ Assignment, the Purchaser shall issue to Prosperity Oak the Product Shares attributable to the KZ Purchased Assets (calculated as the product of Consideration Shares per T multiplied by the Product Hashrate of the KZ Purchased Assets (rounded down to the next whole share)), in lieu of the KZ Note.

(c)	Prosperity Oak hereby irrevocably waives any and all rights, remedies, claims and consequences arising from or in connection with the failure to issue the KZ Note or Product Shares within the forty-five (45) day period specified in Clause 3.3 of Exhibit A to the First Amendment.

Section 7. Acknowledgements. The Parties acknowledge and agree that:

(a)	the Closing with respect to the Cloud Mining Services has occurred on the CMS Closing Date, and the Issued Shares have been duly issued to the applicable Sellers in accordance with the terms of the Agreement (as amended by the First Amendment), and such issuance shall not be affected by this Second Amendment;

(b)	the consideration for the Purchased Assets of each Seller shall be the Product Shares, to be issued at the Closing with respect to the Purchased Assets in accordance with the terms of the Agreement (as amended by this Second Amendment); and

(c)	for the avoidance of doubt, Section 8(a) of the First Amendment (permitting separate Closings for the Cloud Mining Services and the Purchased Assets) shall continue to apply.

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Section 8. Waiver of Accrued Termination Rights. Each of the Parties hereby irrevocably waives any right it may have to terminate this Agreement pursuant to Clause 12.1(b) of the Agreement arising from the fact that the Closing with respect to the Purchased Assets has not occurred on or prior to March 31, 2026 (i.e., the Long Stop Date as previously amended by Section 1(c) of the First Amendment), and confirms that (i) no notice of termination has been given or is intended to be given pursuant to Clause 12.1(b) in connection therewith, and (ii) the Agreement remains in full force and effect as of the Effective Date.

Section 9. No Other Amendment. The Parties hereto hereby confirm that, (a) all references to “this Agreement” in the Agreement and any other Transaction Document shall be deemed to mean the Agreement, as amended by the First Amendment and this Second Amendment, and (b) except as expressly set forth herein, the terms and conditions of the Agreement (as amended by the First Amendment) shall not be or be deemed to be amended, modified or waived by this Second Amendment and shall continue in full force and effect.

Section 10. Miscellaneous. Clause 11 (Confidentiality and Communications), Clause 13 (Notices), Clause 21 (Governing Law and Dispute Resolution), Clause 23 (Counterparts and Electronic Signatures) and Clause 24 (Specific Performance) of the Agreement shall apply to this Second Amendment mutatis mutandis.

Section 11. Transaction Document. This Second Amendment shall constitute a Transaction Document for purposes of the Agreement and each other Transaction Document. In the event of any conflict between the terms of this Second Amendment and the terms of the Agreement (including as amended by the First Amendment), the terms of this Second Amendment shall prevail.

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(Signature page for the Second Amendment to On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

Prosperity Oak Holdings Limited

Signature:
Name:	Chang-Wei Chiu
Title:	Director

(Signature page for the Second Amendment to On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

Apex Cyber Capital Limited

Signature:
Name:	KEE WEE KIANG, KENNETH
Title:	Director

(Signature page for the Second Amendment to On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

Noveau Jumpstar Limited

Signature:
Name:	Sheng JIANG
Title:	Director

(Signature page for the Second Amendment to On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

NIP Group Inc.

Signature:
Name:	Hicham Chahine
Title:	Director